PROSPECTUS
                                1,500,000 SHARES

                            F&M BANCORPORATION, INC.
                                  COMMON STOCK

         This Prospectus (the "Prospectus") covers the offer and sale of up to 1,500,000 shares of Common Stock, par value $1.00 per share (the "F&M Common"), of F&M Bancorporation, Inc. ("F&M" or the "Company"), which F&M may issue from time to time in connection with future acquisitions of other businesses, or securities of other businesses, in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act of 1933, as amended (the "Securities Act") or as otherwise permitted under the Securities Act.

         The Company expects that the terms upon which it may issue the shares in business combination transactions will be determined through negotiations with the boards of directors, principal owners and/or other representatives of the businesses to be acquired. It is expected that the shares of F&M Common that are issuable will be valued at prices reasonably related to the market prices for F&M Common prevailing at either the time an acquisition agreement is executed or at the time an acquisition is consummated. On October 16, 1996, the last reported sales price of F&M Common on The NASDAQ Stock Market ("NASDAQ") was $30.75 per share.

         This Prospectus will be used only in connection with business acquisitions. The Prospectus may be used in connection with business combination transactions which would be exempt from registration but for the issuance of F&M Common and the possibility of integration with other transactions; in such case, no supplement may be required. If an acquisition of a business or securities in a business combination transaction is not exempt from registration even if integration is not taken into account, then the offerees of F&M Common in such acquisition will be furnished with copies of this Prospectus either (i) together with a Supplement, which will reflect the registration statement as amended by a post-effective amendment to the registration statement on Form S-4 which this Prospectus is a part or (ii) if permitted, as supplemented by the incorporation by reference of information contained in a current report on Form 8-K filed by F&M.

         SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE ACQUIRORS OF THE F&M COMMON OFFERED HEREBY.

         The date of this Prospectus is October 17, 1996.

                                 _____________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                    ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             AVAILABLE INFORMATION

         F&M is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by F&M with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. Also, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants (such as F&M) that file electronically with the Commission. In addition, because F&M Common is traded on the NASDAQ Stock Market, material filed by F&M can be inspected at the offices of National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.

         F&M has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act with respect to the securities to be issued pursuant to or as contemplated by the Agreement. This Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained at the addresses set forth above. Statements contained in this Prospectus or in any document incorporated in this Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         This Prospectus incorporates by reference certain documents of F&M that are not presented herein or delivered herewith. Such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) will be provided without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person. Requests should be directed to F&M Bancorporation, Inc., One Bank Avenue, Kaukauna, Wisconsin 54130 (telephone 414/766-1717), Attn: Corporate Secretary.

         The following documents filed with the Commission by F&M pursuant to the Exchange Act are incorporated by reference in this Prospectus:

         (i) F&M's Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Amendment No. 1 thereto;
         (ii) F&M's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996;
         (iii) F&M's Current Reports on Form 8-K dated February 5, 1996 and June 28, 1996, and Reports on Form 10-C dated June 14, 1996 and June 28, 1996;
         (iv) The financial statements of F&M Bank-Algoma (f/k/a Community State Bank) located at pages F-27 through F-50 of the Prospectus dated April 25, 1996, forming part of Registration Statement No. 333-02207, as amended; and
         (v) The description of F&M Common included in Item 11 to F&M's Registration Statement on Form 10, as amended by Post-Effective Amendment No. 2 thereto filed September 16, 1993.

         All reports and definitive proxy or information statements filed by F&M pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus from the date of the filings of such documents.

         Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                              TABLE OF CONTENTS

                                                                                              Page No.
SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5

F&M MARKET INFORMATION AND DIVIDENDS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7

F&M SUMMARY FINANCIAL DATA   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

F&M BANCORPORATION, INC.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10

INFORMATION AS TO F&M COMMON  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13

PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14

LEGAL OPINIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15

PROCEDURE FOR SUBMITTING SHAREHOLDER PROPOSALS  . . . . . . . . . . . . . . . . . . . . . . . . .   15

                                ________________

NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE SOLICITATIONS OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY F&M, OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF F&M SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                    SUMMARY

         The following is a brief summary of certain information contained in this Prospectus, including summaries of information believed by the parties to be material. This summary is intended merely to supply pertinent facts and highlights of the material contained in or accompanying this Prospectus. The information contained in this summary is qualified by reference to more detailed information contained elsewhere, or incorporated by reference, in this Prospectus.

         Unless otherwise indicated, all financial and other data per share of F&M Common, and all data with respect to such shares, in this Prospectus have been restated to give retroactive effect to F&M's 10% stock dividend which was paid in June 1996.

F&M Bancorporation, Inc.

         F&M, which has its principal executive offices at One Bank Avenue, Kaukauna, Wisconsin 54130 (telephone: 414/766-1717), had total consolidated assets of $1.1 billion at June 30, 1996. F&M has 15 Wisconsin state bank subsidiaries, all of which are FDIC members and are subject to Wisconsin Division of Banking supervision, with 48 offices, all in Wisconsin. All but one of the F&M Banks is a member of the Federal Reserve System, and the remaining bank is in the process of becoming a member. F&M, a Wisconsin corporation, is a registered bank holding company subject to supervision and regulation by the Federal Reserve Board ("FRB") under the federal Bank Holding Company Act of 1956, as amended.

         See "F&M Bancorporation, Inc."

         Further information regarding F&M, including audited financial statements, is included in the reports filed with the Securities and Exchange Commission which are incorporated herein by reference. Offerees may obtain copies of such documents from the Commission or by request to F&M. See "Available Information" and "Incorporation of Certain Documents by Reference."

F&M Common

         Shares of F&M Common are traded on The NASDAQ Stock Market under the symbol "FMBK." See "F&M Market Information and Dividends."

         F&M is organized under the Wisconsin Business Corporation Law ("WBCL"), which determines the rights of holders of F&M Common, except as otherwise provided in F&M's Articles of Incorporation. Among other things, F&M is subject to statutory anti-takeover provisions and its Articles of Incorporation provide for the classification of its board of directors. In addition, F&M (and all other corporations incorporated or qualified to do business in Wisconsin), shareholders are subject to statutory personal liability for certain employee compensation claims. See "Information as to F&M Securities."

Method of Distribution

         The shares of F&M Common to be offered hereunder will be offered in business combination transactions. See "Plan of Distribution."

                                  RISK FACTORS

         In evaluating a transaction with F&M, the shareholders of an entity being acquired should consider carefully the following factors, along with the other information contained, or incorporated by reference, in this Prospectus, and any Supplement thereto.

         Acquisitions

         Since its inception, F&M has experienced substantial growth through acquisitions of other financial institutions. F&M's strategy to continue to make acquisitions is dependent upon its ability to identify potential targets for acquisition and consummate transactions on terms acceptable to F&M.

         Also, F&M's future success is dependent in part upon its ability to integrate the operations of, and manage over time, acquired financial institutions. F&M has acquired eight financial institutions or offices within the past four years, including two acquisitions in 1994, one in 1995, and four in the first half of 1996. The two 1994 acquisitions were the largest acquisitions undertaken by F&M in terms of the consideration paid and the size of the acquired institution, respectively. The 1995 acquisition was F&M's second largest acquisition in both categories. To date in 1996, F&M has consummated four acquisitions, and announced two others.

         Competition

         Banks, including the F&M's subsidiary banks (the "F&M Banks") and the banks proposed to be acquired (together, the "Banks"), actively compete with other financial institutions and businesses in both attracting and retaining deposits and making loans. Financial institution competitors include banks, savings banks, savings and loan associations and credit unions. Other business competitors include insurance companies, securities brokerage firms, trust companies and investment management firms. While F&M believes it has a competitive advantage because 24 of its 48 bank office locations represent the only commercial bank office in their community, competition with other financial institutions and businesses can affect the Banks' ability to obtain and retain customers as well as the pricing levels of their products and services.

         F&M also faces competition in seeking institutions to acquire. Wisconsin has recently experienced a significant consolidation of its banking industry, and many large holding companies with greater resources than F&M (including several out-of-state holding companies) are actively pursuing acquisitions in Wisconsin. This competition affects the available acquisition opportunities for F&M and can affect the costs of such acquisitions.

         Need for Technological Change

         The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. While F&M's community banking strategy stresses "traditional" personal service, F&M's future success will depend in part on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in F&M's Banks operations. Many of F&M's competitors have substantially greater resources to invest in technological improvements.

         Banking Industry

         The banking industry is highly regulated by both federal and state regulatory authorities. Regulation includes, among other things, capital reserve requirements, dividend limitations, limitations on products and services offered, geographical limits, consumer credit regulations, community investment requirements and restrictions on transactions with affiliated parties. Financial institution regulation has been the subject of significant legislation in recent years, may be the subject of further significant legislation in the future, and is not within the control of F&M. This regulation substantially affects the business and financial results of all financial institutions and holding companies, including F&M and the Banks.

         F&M, as a member of the banking industry, is affected by general economic conditions, particularly as those conditions affect the Wisconsin communities served by the F&M Banks. A financial institution's earnings also depend to a large extent upon the relationship between the cost of funds (primarily deposits) and the yield on earning assets (loans and investments). This relationship, known as the interest rate margin, is subject to fluctuation and is affected by regulatory, economic and competitive factors which influence interest rates, the volume and rate of interest on interest-earning assets and interest-bearing liabilities, and the level of non-performing assets.

         Dependence on Chief Executive Officer

         F&M has historically been highly dependent on the services of its Chairman and Chief Executive Officer, Gail E. Janssen. F&M does not have an employment agreement with Mr. Janssen or maintain "key person" life insurance on Mr. Janssen. F&M has recently taken actions to reorganize operations on a regional basis and to augment its corporate staff to help support F&M's substantial growth, to place less dependence on any one individual, and to anticipate management succession. As part of these actions, F&M employed Gary
A. Lichtenberg as its President and Chief Operating Officer in April 1996.

         Cautionary Statement Regarding Forward-Looking Statements

         The discussions in this Prospectus, and any Supplement thereto, contain forward-looking statements that involve risks and uncertainties. F&M's actual future results could materially differ from those discussed. Factors that could cause or contribute to such differences include, but are not limited to, those discussed above in "Risk Factors" and in F&M's Management's Discussion and Analysis, as well as those discussed elsewhere in this Prospectus and the documents incorporated herein by reference.

                      F&M MARKET INFORMATION AND DIVIDENDS

         F&M Common trades on The NASDAQ Stock Market ("NASDAQ") under the symbol "FMBK". F&M had approximately 2,745 shareholders of record at September 30, 1996. The following table summarizes high and low prices and cash dividends paid for F&M Common for the periods indicated. The high and low prices represent actual trade prices as reported on NASDAQ.

         CALENDAR                                                     CASH DIVIDENDS
          PERIOD                         HIGH             LOW         PAID PER SHARE
------------------------------           ----             ---         --------------
1994       1st quarter                   18.64            16.14             .109
           2nd quarter                   21.59            17.95             .109
           3rd quarter                   21.14            18.86             .109
           4th quarter                   20.91            19.09             .109

1995       1st quarter                   20.00            18.64             .136
           2nd quarter                   20.00            17.95             .136
           3rd quarter                   22.73            18.53             .136
           4th quarter                   25.00            21.59             .136

1996       1st quarter                   25.91            22.05             .164
           2nd quarter                   31.50            24.55             .164
           3rd quarter                   31.50            28.25             .17
           4th quarter                   31.50            30.75
           (through October 16)

           According to information provided by NASDAQ (as adjusted for the subsequent stock 10% dividend), the trading volume of F&M Common on NASDAQ was 874,903 shares during 1995, and 670,950 shares during 1994.

         F&M has paid quarterly or annual cash dividends since its inception. The holders of F&M Common are entitled to receive such dividends as are declared by the board of directors of F&M, which considers (and may change) payment of dividends quarterly. The ability of F&M to pay dividends is dependent upon the receipt of dividends from the F&M Banks, payment of which is subject to regulatory restrictions. In determining cash dividends, the board of directors of F&M considers the earnings, capital requirements, debt servicing requirements, financial ratio guidelines issued by the FRB and other banking regulators, financial condition of F&M and the F&M Banks, and other relevant factors. See Note 15 of Notes to F&M's Consolidated Financial Statements and the discussion under "Management's Discussion and Analysis of Results of Operations and Financial Condition--Financial Condition--Capital Adequacy," incorporated herein by reference, for restrictions on the ability of the F&M Banks to pay dividends.

                          F&M SUMMARY FINANCIAL DATA

         The summary financial data presented below for F&M Bancorporation, Inc. for each of the years in the three year period ended December 31, 1995 are derived from the Consolidated Financial Statements of F&M (restated as described in the footnotes below) and should be read in conjunction with other financial information incorporated by reference in this Prospectus, such as the separate Consolidated Financial Statements and notes thereto of F&M, and Management's Discussion and Analysis of Results of Operations and Financial Condition.

                                        Six Months ended
                                             June 30,                  Years ended December 31,
                                      --------------------       -------------------------------------
                                          1996      1995              1995        1994       1993
                                          ----      ----            --------    --------   --------
                                                  (unaudited; dollars in thousands, except per share data)
SUMMARY OF OPERATIONS (1)
  Interest income                     $   41,812  $ 36,479          $ 76,091    $ 63,942   $ 61,302
  Interest expense                        18,731    16,051            33,807      25,074     25,164
                                      ----------  --------          --------    --------   --------
  Net interest income                     23,081    20,428            42,284      38,868     36,138
  Provision for loan losses                  820       635             1,653       1,338      1,329
  Non-interest income                      2,641     2,227             4,649       4,112      5,286
  Net income before cumulative
    effect of change in
    accounting principle (2)               6,978     5,428            11,987       8,425      8,827
  Net income                               6,978     5,428            11,987       8,425      8,899
  Net income applicable to
    common stock                           6,978     5,428            11,987       8,403      8,713

PERIOD END BALANCE SHEET DATA(1)
  Total assets                        $1,097,227  $962,068          $996,278    $921,384   $877,964
  Net loans                              789,514   684,704           691,123     642,136    553,291
  Total deposits                         946,362   822,790           866,712     805,431    768,144
  Short-term borrowings                   39,070    20,589            12,194      19,846      5,844
  Other borrowings                         2,333    20,866            10,833       6,366     13,941
  Preferred stock                              0         0                 0           0      2,073
  Total shareholders' equity              99,445    88,680            94,067      82,931     82,866

PER SHARE DATA (1)(3)
  Net income per common share
    before cumulative effect of
    change in accounting principle (2)    $1.00     $ .80             $1.76       $1.23      $1.33
  Net income per common share              1.00       .80              1.76        1.23       1.35
  Cash dividends (4)                        .327      .273              .546        .436       .327
------------------

(1) Includes the results of operations of Bradley Bank from its acquisition in May 1996. Except as indicated, the data have been restated to reflect F&M's acquisition of F&M Bank-Portage County in 1993, F&M Bank-Northeast (including both the First National and Pulaski acquisitions) in 1994, F&M Bank-Waushara County in 1995 and F&M Bank-Algoma in 1996 using the pooling of interests method of accounting. See Note 3 of Notes to F&M's Consolidated Financial Statements incorporated herein by reference. The data prior to January 1, 1996 have not been restated to reflect F&M's acquisition of Monycor in February 1996 because that acquisition did not have a material effect on F&M's results of operations or financial condition.
(2) Cumulative effect of change in accounting principle in 1993 represents the adoption of SFAS No. 109 (Accounting for Income Taxes) by a bank subsequently acquired by F&M.
(3) Per share information has been restated to reflect the 10% stock dividend paid to stockholders on June 10, 1996.
(4) Cash dividends per share are not restated to reflect the acquisitions accounted for using the pooling of interests method of accounting.

RECENT FINANCIAL PERFORMANCE

        As of the date of this Prospectus, all of the financial statements and related statistical information for F&M as of, and for the periods ended, September 30, 1996 were not available. However, certain F&M financial data have been released to the public.


                                  Three Months              Nine Months
                               Ended September 30,       Ended September 30,
                               -------------------       -------------------
                                  1996     1995(1)       1996(1)     1995(1)
                                  ----     ----          ----        ----
                               (Unaudited; in thousands, except per share data)
Total interest income            $22,087  $19,674        $63,899     $56,153

Total interest expense            10,051    8,839         28,781      24,890

Net interest income               12,036   10,835         35,118      31,263

Provision for loan losses            469      492          1,289       1,127

Net income                         3,703    3,249         10,680       8,676

Net income per common share          .53      .48           1.53        1.28



                       At September 30, 1996
                       ---------------------
                      (Unaudited; in thousands,
                       except per share data)
Total assets                 $1,130,742

Total loans                     830,021

Allowance for loan losses        10,243

Net loans                       819,778

Total deposits                  971,279

Short-term borrowings            37,960

Other borrowings                  9,217

Total stockholders' equity      101,977

Book value per common share      $14.61



------------------

(1)  See footnotes (1) and (3) on previous page.

                            F&M BANCORPORATION, INC.

         F&M Bancorporation, Inc. was formed in 1980 to acquire the shares of Farmers and Merchants Bank of Kaukauna, Wisconsin (now known as F&M Bank-Kaukauna). F&M has grown internally and through acquisitions from a one-bank holding company with total assets of $37 million at its inception to a 15-bank holding company with 48 banking offices, and total assets of $1.1 billion, at June 30, 1996.

         At June 30, 1996, F&M's subsidiary banks (the "F&M Banks") ranged in size from $28 million to $245 million in total assets. The F&M Banks are community banks which provide a full range of services to consumers and businesses in small and medium-sized communities throughout Wisconsin. F&M provides the benefits of holding company affiliation while allowing the F&M Banks to operate with considerable autonomy.

Pending Acquisitions

         Brodhead Acquisition. In August 1996, F&M announced the proposed acquisition of Green County Bank ("GCB"), with one office in Brodhead in south-central Wisconsin. In the proposed acquisition, F&M has offered to acquire GCB in exchange for shares of F&M Common. The total number of shares of F&M Common would be in a formula amount to be set forth in the definitive agreement to be executed pursuant to the letter of intent; the total value of those shares is expected to be approximately $5.1 million. F&M intends to account for the transaction using the pooling of interests method of accounting. The acquisition remains subject to execution of a definitive agreement, GCB shareholder approval, regulatory approvals, and other customary conditions. While there can be no assurances, F&M expects that the GCB transaction will be consummated in early 1997.

         At June 30, 1996, GCB had total assets of $30.7 million, net loans of $22.5 million, total deposits of $27.3 million and shareholders' equity of $3.2 million. For the year ended December 31, 1995, GCB had net income of $332,000, and for the six months ended June 30, 1996, GCB had net income of $177,000.

         East Troy Acquisition. In August 1996, F&M announced its pending acquisition of East Troy Bancshares, Inc. ("ETB"). ETB owns all of the shares of State Bank of East Troy, with one office in East Troy in south-east Wisconsin. The agreement with ETB provides that the acquisition of ETB will be made in exchange for 440,000 shares of F&M Common. F&M intends to account for the transaction using the pooling of interests method of accounting. The acquisition remains subject to ETB shareholder approval, regulatory approvals, and other customary conditions. While there can be no assurances, F&M expects that the ETB transaction will be consummated in early 1997.

         At June 30, 1996, ETB had total assets of $54.1 million, net loans of $42.4 million, total deposits of $44.7 million and shareholders' equity of $8.0 million. For the year ended December 31, 1995, ETB had net income of $693,000, and for the six months ended June 30, 1996, ETB had net income of $371,000.

         Prairie du Chien Acquisition. In October 1996, F&M announced the proposed acquisition of Wisconsin Ban Corp. ("WBC"), the holding company of Prairie City Bank ("PCB"). PCB, with its main office in Prairie du Chien, has five offices in south-west Wisconsin. In the letter of intent relating to the proposed acquisition, F&M has offered to acquire WBC in exchange for 535,000 shares of F&M Common. Also, outstanding WBC preferred stock will be redeemed for approximately $320,000 in cash. F&M intends to account for the transaction using the pooling of interests method of accounting. The acquisition remains subject to execution of a definitive agreement, WBC shareholder approval, regulatory approvals, and other customary conditions. While there can be no assurances, F&M expects that the WBC transaction will be consummated in early 1997.

         At June 30, 1996, WBC had total assets of $80.9 million, net loans of $51.9 million, total deposits of $64.7 million and shareholders' equity of $7.9 million. For the year ended December 31, 1995, WBC had net income of $1.1 million, and for the six months ended June 30, 1996, WBC had net income of $412,000.

Recent Developments

         Algoma Acquisition. On June 28, 1996, F&M acquired Community State Bank ("CSB") (which was subsequently renamed "F&M Bank-Algoma"). In the transaction, CSB was merged with a wholly-owned subsidiary of F&M; the outstanding shares of common stock of CSB were converted into 423,172 shares of F&M Common ("F&M Common"), in a conversion ratio determined pursuant to a formula set forth in the Agreement, and CSB became a wholly-owned subsidiary of F&M.

         At December 31, 1995, CSB had total assets of $53.2 million, net loans of $20.0 million, total deposits of $44.5 million, and shareholders' equity of $8.2 million. For the fiscal year ended December 31, 1995, CSB had net income of $629,000. F&M is accounting for the CSB acquisition using the pooling of interests method of accounting.

         Tomahawk Acquisition. On May 10, 1996, F&M acquired Bradley Bank ("Bradley") from its holding company and minority shareholders. Bradley had two full service offices in Tomahawk, Wisconsin which became branches of F&M Bank-Lakeland through a merger of Bradley into F&M Bank-Lakeland. The Bradley acquisition was made for approximately $6.6 million in cash.

         At December 31, 1995, Bradley had total assets of $36.1 million, net loans of $25.5 million, total deposits of $32.6 million and shareholders' equity of $3.3 million. For the year ended December 31, 1995, Bradley had net income of $505,000. The Bradley acquisition has been accounted for using the purchase method of accounting, which means that its assets, liabilities and financial results are reflected only from and after the date of acquisition.

         Little Chute Acquisition. On April 26, 1996, F&M acquired the Little Chute branch office of TCF Bank Wisconsin. The acquisition included purchase of fixed assets and assumption of deposit liabilities by F&M Bank-Kaukauna.
The acquisition was a cash transaction, in which F&M purchased the fixed assets of the Little Chute branch, and was reimbursed in cash (reduced by an agreed-upon premium) by TCF for the assumption of deposits. At April 26, 1996, the TCF Little Chute branch office had total deposits of approximately $7.5 million.

         Superior Acquisition. On February 5, 1996, F&M acquired Monycor Bancshares, Inc. ("Monycor") which owned a 98.4% interest in Monycor Bank (which was subsequently renamed "F&M Bank-Superior"). F&M Bank-Superior is a Wisconsin state bank headquartered, with a single office, in Superior, Wisconsin, in the northwestern corner of the state. In the Monycor transaction, Monycor merged into a subsidiary of F&M, and outstanding shares of Monycor Common Stock were converted into an aggregate of 157,563 shares of F&M Common, valued for purposes of the transaction at $3.6 million. F&M subsequently acquired the remaining minority interest in F&M Bank-Superior.

         At December 31, 1995, Monycor had total assets of $29.5 million, net loans of $18.4 million, total deposits of $26.4 million and shareholders' equity of $1.7 million. For the fiscal year ended December 31, 1995, Monycor had net income of $380,000. F&M is accounting for the Monycor transaction using the pooling of interest method of accounting. However, because the effect of the transaction on financial statements is not material, F&M is not restating financial results prior to January 1, 1996 to reflect the Monycor acquisition.

         Additional Green Bay Location. In July 1996, F&M Bank-Northeast opened a second full service Green Bay office as a de novo branch office.

Subsidiary Banks

         F&M owns 15 subsidiary banks (the "F&M Banks"), all of which are Wisconsin state banks and members of the FDIC, and each of which (other than F&M Bank-Algoma) is a member of the Federal Reserve System. The F&M Banks are subject to the supervision and regulation of the FRB and the Division of Banking of the Wisconsin Department of Financial Institutions. The F&M Banks are community banks which provide a full range of services to consumers and businesses in small and medium-sized communities throughout Wisconsin. F&M provides the benefits of holding company affiliation while allowing the Banks to operate with considerable autonomy.

         The following table presents certain information as to the F&M Banks. Each of the F&M Banks is wholly-owned by F&M.

                                                               NO. OF FULL                 TOTAL
                                           YEAR              SERVICE OFFICES              ASSETS
             BANK                      ACQUIRED (1)            AT 9/30/96               AT 6/30/96
             ----                      ------------          --------------             ----------
                                                                                       (in millions)
F&M Bank-Kaukauna                          1980                     4                     $108.0
F&M Bank-Appleton                          1981                     3                       55.2
F&M Bank-Hilbert                           1983                     3                       28.0
F&M Bank-Winnebago County                  1985                     3                       88.7
F&M Bank-New London                        1987                     1                       31.0
F&M Bank-Portage County                    1987                     3                       61.2
F&M Bank-Fennimore                         1988                     1                       45.0
F&M Bank-Potosi                            1988                     2                       30.6
F&M Bank-Lancaster                         1990                     1                       40.0
F&M Bank-Lakeland                          1991                     7                      137.0
F&M Bank-Kiel                              1991                     1                       41.5
F&M Bank-Northeast                         1994                    11                      244.8
F&M Bank-Waushara County                   1995                     5                       98.7
F&M Bank-Superior                          1996                     1                       30.3
F&M Bank-Algoma                            1996                     2                       51.8
------------------

(1) In the case of F&M Banks resulting from mergers, represents the date F&M first acquired any of the constituent banks in those mergers.

         F&M's network of community banks generally operates with significant local autonomy, with general oversight and support from F&M. F&M believes this autonomy allows the F&M Banks to better serve the customers in their respective communities, and thus enhances the F&M Banks' business opportunities and operations. After acquiring banks, F&M generally maintains local bank charters and keeps intact existing management and boards of directors. Generally, F&M Bank managements operate independently of F&M in selecting deposit products developed by F&M and in making pricing and credit decisions. F&M maintains an approval procedure for new loans above certain threshold amounts and provides ongoing loan review and administration assistance and other services for the F&M Banks. F&M encourages F&M Bank officers and employees to be active in community groups and projects.

                          INFORMATION AS TO F&M COMMON

         The Restated Articles of Incorporation of F&M, as amended (the "Articles"), provide that F&M has authority to issue 20,000,000 shares of Common Stock, $1.00 par value ("F&M Common"). The outstanding shares of F&M Common are, and the shares to be issued in the Merger will be, fully paid and nonassessable, except for statutory liability of shareholders under Section 180.0622(2) (b) of the Wisconsin Business Corporation Law (the "WBCL"), as judicially interpreted, for certain unpaid indebtedness to employees for services rendered.

         The holders of F&M Common are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting rights are able to elect all of the directors. F&M's Articles and Bylaws provide for classification of the board of directors into three classes, one class being subject to election in each year, and directors serve three-year terms.

         Dividends may be paid to holders of F&M Common when, as and if declared by the board of directors out of funds legally available therefor, subject to any contractual restrictions on the payment of dividends. In the event of any liquidation, dissolution or winding-up of F&M, the holders of F&M Common will be entitled to receive a pro rata share of the assets of F&M remaining after payment or provision for payment of the debts and other liabilities of F&M. The holders of F&M Common are not entitled to any preemptive, subscription, redemption or conversion rights. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Financial Condition--Capital Adequacy" and Note 15 of Notes to F&M's Consolidated Financial Statements (which are incorporated herein by reference) for discussions of restrictions on F&M Banks' ability to pay dividends to F&M.

         Certain Statutory Provisions

         Except as may otherwise be provided by law, the requisite affirmative vote of shareholders for certain corporate actions, including a merger or share exchange with another corporation, sale of all or substantially all of the corporate property and assets, or voluntary liquidation of F&M, is a majority of all the votes entitled to be cast on the transaction by each voting group of outstanding shares entitled to vote thereon. Sections 180.1130 through
180.1134 of the WBCL provide generally that, in addition to the vote otherwise required by law or the articles of incorporation of an "issuing public corporation" (defined to mean a corporation domiciled in Wisconsin with at least 500 shareholders of record, including 100 shareholders of record who have unlimited voting rights and are Wisconsin residents), certain "business combinations" not meeting certain adequacy-of-price standards specified in the statute must be approved by (a) the holders of at least 80% of the votes entitled to be cast and (b) two-thirds of the votes entitled to be cast by the corporation's outstanding voting shares owned by persons other than a "significant shareholder" who is a party to the transaction or an affiliate or associate thereof. Section 180.1130 defines "business combination" to include, subject to certain exceptions, a merger or share exchange of the issuing public corporation (or any subsidiary thereof) with or the sale or other disposition of substantially all assets of the issuing public corporation to, any significant shareholder or affiliate thereof. "Significant shareholder" is defined generally to mean a person that is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the issuing public corporation. The statute also restricts the repurchase of shares and the sale of corporate assets by an issuing public corporation in response to a take-over offer. F&M presently meets the definition of "issuing public corporation."

         Also, Section 180.1150 of the WBCL provides that the voting power of shares of an "issuing public corporation" which are held by any person in excess of 20% of the voting power of the issuing public corporation's shares shall be limited to 10% of the full voting power of such excess shares. This statutory voting restriction is not applicable to shares acquired directly from F&M, to shares acquired in a transaction incident to which shareholders of F&M vote to restore the full voting power of such shares and under certain other circumstances.

         Sections 180.1140 through 180.1144 of the WBCL prohibit certain "business combinations" between a "resident domestic corporation" and a person beneficially owning 10% or more of the outstanding voting stock of such corporation (an "interested shareholder") within three years after the date such person became a 10% beneficial owner (the "acquisition date"), unless the business combination or the acquisition of such stock has been approved before the acquisition date by the corporation's board of directors. After such three-year period, a business combination with the interested shareholder may be consummated only with the approval of the holders of a majority of the voting stock not beneficially owned by the interested shareholder, unless the combination satisfies certain adequacy-of-price standards intended to provide a fair price for shares held by disinterested shareholders. F&M presently meets the definition of a "resident domestic corporation."

         The foregoing provisions of the WBCL, the classification of F&M's board of directors and the ability to issue additional shares of F&M Common without further shareholder approval (except as may be required under NASDAQ Stock Market corporate governance standards), could have the effect, among others, of discouraging take-over proposals for F&M or impeding a business combination between F&M and a major shareholder.

                              PLAN OF DISTRIBUTION

         This Prospectus covers the offer and sale by F&M of up to 1,500,000 shares of F&M Common, which F&M may issue from time to time in connection with the future acquisitions of other businesses, or securities of other businesses, in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act or as otherwise permitted under the Securities Act.

         F&M expects that the terms upon which it may issue the shares in business combination transactions will be determined through negotiations with the boards of directors, principal owners and/or other representatives of the businesses to be acquired. It is expected that the shares of F&M Common that are issued will be valued at prices reasonably related to the market prices for F&M Common prevailing at either the time an acquisition agreement is executed or at the time an acquisition is consummated.

         All expenses to these offerings are expected to be borne by F&M, although any business to be acquired is likely to be required to bear all of its expenses in connection with any business combination transaction. Because any supplement to this registration statement may also constitute a proxy statement of such acquired business, the acquired business may bear certain of the expenses relating thereto.

         No underwriting discounts or commissions will be paid in connection with the issuance of shares of F&M Common by F&M in any business combination transactions, although F&M (or an acquired business) may engage investment advisors in connection with the evaluation of any specific acquisition.

                                 LEGAL OPINIONS

         Quarles & Brady, Milwaukee, Wisconsin, special counsel for F&M, and McCarty, Curry, Wydeven, Peeters & Haak, Kaukauna, Wisconsin, general counsel for F&M, will render opinions on the legality of the shares being offered hereby and as to certain other matters in connection with the business combination transactions pursuant to which shares of F&M Common may be issued. Two Quarles & Brady attorneys providing services with respect to the Registration Statement own an aggregate of 7,810 shares of F&M Common.

                                    EXPERTS

         The consolidated financial statements of F&M as of December 31, 1995 and 1994, and for the years ended December 31, 1995, 1994 and 1993, and the financial statements of F&M Bank-Algoma (f/k/a Community State Bank) as of, and for the year ended, December 31, 1995, incorporated by reference in this Prospectus, have been audited by Wipfli Ullrich Bertelson LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                 PROCEDURE FOR SUBMITTING SHAREHOLDER PROPOSALS

         Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, F&M shareholders may present proper proposals for inclusion in F&M's proxy statement and for consideration at its annual meeting of shareholders in a timely manner. If F&M's 1997 annual meeting is held as scheduled, the date for timely submission is December 1, 1996; if the meeting is materially delayed, shareholders will be informed of a new date for submission.